Exhibit 21
SUBSIDIARIES
At December 30, 2006, the Company owned the following subsidiaries:

		PERCENT
	STATE OR JURISDICTION OF	OF
SUBSIDIARIES	INCORPORATION	OWNERSHIP

Carlon Chimes Co.	Delaware	100
Lamson & Sessions Ltd.	Ontario, Canada	100
LMS Asia Limited	Hong Kong	100
Dimango Products Corporation	Michigan	100
Pyramid Industries II, Inc.	Delaware	100